

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2014

Via Email
Mr. Gordon A. Milne
Executive Vice President
The Ryland Group, Inc.
3011 Townsgate Road, Suite 200
Westlake Village, California 91361-3027

>   **Re: The Ryland Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 27, 2013**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
>   **Filed November 8, 2013**
>   **Response Letter Dated December 10, 2013**
>   **File No. 1-08029**

Dear Mr. Milne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements and Supplementary Data, page 41

General

1.   We note your response to comment 2 in our letter dated November 26, 2013. The guidance in Article 3-10(g)(1)(i) and (ii) of Regulation S-X is required to be assessed for each acquisition of a business preceding the registration of debt instruments guaranteed by your subsidiaries and meets one of the exceptions in paragraphs (c), (d), (e), or (f).

As you are currently providing the condensed consolidating financial information in accordance with Article 3-10(f) of Regulation S-X, any acquisition of a business preceding the registration of debt instruments with operating results that will be included in the guarantor subsidiary column of the condensed consolidating financial information should be assessed in accordance with the guidance in Article 3-10(g)(1)(i) and (ii) of Regulation S-X. Please confirm to us that for all future registration of debt instruments guaranteed by your subsidiaries that you will evaluate each acquisition of a business with operating results that have not been included in your audited financial statements for at least nine months and will be included in the guarantor column of the condensed consolidating financial information provided in accordance with Article 3-10(f) of Regulation S-X to determine whether that business acquired meets the threshold in Article 3-10(g)(1)(ii) of Regulation S-X and requires financial statements in accordance with Article 3-10(g)(2) of Regulation S-X to be included in the registration statement.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 12- Debt and Credit Facilities, page 15

2.   We note your response to comment 3 in our letter dated November 26, 2013. We appreciate the analysis you provided for the conversion feature embedded in the 0.25% convertible senior notes due 2022. Please expand upon this analysis to provide us with your evaluation of each of the events that could cause a change in the original conversion price to help us understand how you determined that the only variables from these various events that could affect the settlement amount are inputs to the fair value of a fixed-for-fixed forward or option on equity shares based on the guidance in ASC 815-40-15-7D - 15-7H. Please also consider the examples provided in ASC 815-40-55-26 – 55-48 when preparing your response letter.

Closing Comments

        You may contact Tracie Towner at (202) 551-3744, or Tracey Smith at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3854 with any other questions.

                                        Sincerely,

                                        /s/ Melissa N. Rocha

                                        Melissa N. Rocha
                                        Senior Assistant Chief Accountant